January 27, 2026

Katharyn Field
Chief Executive Officer
iSpecimen Inc.
8 Cabot Road, Suite 1800
Woburn, MA 01801

       Re: iSpecimen Inc.
           Registration Statement on Form S-3
           Filed January 20, 2026
           File No. 333-292804
Dear Katharyn Field:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Benjamin E. Sklar, Esq.